As filed with the Securities and Exchange Commission on October 15, 2010
UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
In the matter of:
BB&T FUNDS
and
STERLING CAPITAL MANAGEMENT LLC
File No. 812-____________
APPLICATION FOR AN ORDER OF EXEMPTION
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
(THE “1940 ACT”) FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940
ACT AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN DISCLOSURE
REQUIREMENTS UNDER VARIOUS RULES AND FORMS
October 15, 2010
Please direct all communications
regarding this Application to:
Alan G. Priest
Ropes & Gray LLP
One Metro Center
700 12th Street, N.W., Suite 900
Washington, DC 20005
202-508-4625
with copies to:
E.G. Purcell, III
BB&T Funds
434 Fayetteville Street Mall, 5th Floor
Raleigh, NC 27601-0575
1-800-228-1872
This Application (including exhibits) consists of 37 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of BB&T FUNDS 434 Fayetteville Street Mall, Fifth Floor Raleigh, NC 27601 and STERLING CAPITAL MANAGEMENT LLC Two Morrocroft Centre 4064 Colony Road, Suite 300 Charlotte, NC 28211	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS
I. INTRODUCTION
     BB&T Funds (the “Trust”) and Sterling Capital Management LLC (the “Adviser” and, together with the Trust, the “Applicants”),1 the investment adviser to the Trust, hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”),2 including a majority of those who are not “interested persons” of the Trust or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers (each a “Sub-Adviser” and collectively, the

[1]	The term “Adviser” includes: (i) the Adviser, (ii) and any entity controlling, controlled by or under common control with the Adviser or its successors. For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[2]	The term “Board” also includes the board of trustees of a futures series if different.

“Sub-Advisers”)3 to manage all or a portion of the assets of a series of the Trust (each, a “Series” and, collectively, the “Series”) pursuant to an investment sub-advisory agreement with the Sub-Adviser (each a “Sub-Advisory Agreement” and, collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.
     Applicants request that the relief sought herein apply to the Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (together with any Series that currently uses Sub-Advisers, each a “Subadvised Series” and, collectively, the “Subadvised Series”). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that are, or that currently intend to be, Subadvised Series are identified in the Application. Any Series that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.
     Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well-suited to manage all or a portion of the assets of

[3]	The requested relief set forth in this Application will not extend to any Sub-Adviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of the Trust or the Adviser other than by reason of serving as Sub-Adviser to one or more series of the Trust (an “Affiliated Sub-Adviser”).

the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders. Under this structure, the Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.
     For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Trust may be (i) precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board.
II. BACKGROUND
     A. The Trust
     The Trust is organized as a Massachusetts business trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust’s Board currently consists of six (6) members (the “Trustees”), of which five (5), including the Chairperson, are Independent Trustees. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. Each of the Subadvised Series currently employs a Sub-Adviser, as described below. The Trust is not required to hold annual shareholder meetings.

     Currently, the Trust is comprised of twenty-three Series. Each Series may offer shares with its own distinct investment objectives, policies and restrictions. Each Series currently offers, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act. Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.
     B. The Adviser
     The Adviser is a limited liability company organized under the laws of the State of North Carolina, and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser, a subsidiary of BB&T Corporation, has provided investment management services to corporations, pension and profit sharing plans, trusts, estates, and other institutions and individuals since 1970. As of June 30, 2010, the Adviser had approximately $15 billion in assets under management. The Adviser’s principal business address is Two Morrocroft Centre, 4064 Colony Road, Suite 300, Charlotte, NC 28211. The Adviser serves as the investment adviser to each Series pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”).
     Pursuant to the terms of the Advisory Agreement, the Adviser, subject to the oversight of the Board, provides continuous investment management of the assets of each Series. As the investment adviser to each Series, the Adviser determines the securities and other instruments to be purchased, sold or entered into by each Series and places orders with brokers or dealers selected by the Adviser. The Adviser also determines what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser periodically reviews a Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of a Series for consideration by the Board.
     Consistent with the terms of the Advisory Agreement, the Adviser may, subject to approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Series (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. The Adviser continues to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Adviser’s responsibilities include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser evaluates, selects and recommends Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Series and oversees, monitors and reviews the Sub-Advisers, their performance and their compliance with the Subadvised Series’ investment policies and restrictions.
     For its services to each Series under the Advisory Agreement, the Adviser receives an investment advisory fee from that Series based on the average daily net assets of that Series.4 A Sub-Adviser will receive investment advisory fees from the Adviser based on the percentage of assets overseen by the Sub-Adviser. The fee paid to the Sub-Adviser is the result of negotiations between the Adviser and the Sub-Adviser and is approved by the Board, including a majority of the Independent Trustees.

[4]	The Adviser also receives an administrative services fee pursuant to a separate Administration Agreement with the Trust.

     The Advisory Agreement for each existing Series was approved by the Board, including a majority of the Independent Trustees, and by the shareholders of that Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of the Advisory Agreement comply with Section 15(a) of the 1940 Act. The Applicants are not seeking an exemption from the 1940 Act with respect to the Advisory Agreement.
     C. The Sub-Advisers
     Pursuant to its authority under the Advisory Agreement, the Adviser has entered into Sub-Advisory Agreements with the following Sub-Advisers on behalf of each Subadvised Series:
i.	Scott & Stringfellow LLC serves as Sub-Adviser of BB&T Equity Income Fund and BB&T Special Opportunities Equity Fund;[5]

ii.	Artio Global Management LLC serves as a Sub-Adviser of BB&T International Equity Fund; and

iii.	Federated Investment Management Company serves as a Sub-Adviser of BB&T National Tax-Free Money Market Fund and BB&T Prime Money Market Fund.
     The Adviser may also, in the future, enter into Sub-Advisory Agreements on behalf of these or other Series. Each Sub-Adviser is, and any future Sub-Advisers will be, an “investment adviser” within the meaning of Section 2(a)(20) of the 1940 Act. In addition, each Sub-Adviser is, and any future Sub-Advisers will be, registered with the Commission as an investment adviser under the Advisers Act. The Adviser selects Sub-Advisers based on the Adviser’s evaluation of the Sub-Adviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. Sub-Advisers recommended to the Board are, and the

[5]	Scott & Stringfellow LLC, a wholly-owned subsidiary of BB&T Corporation, is an affiliate of the Adviser on the basis that it is under common control with the Adviser. The requested relief will not extend to Scott & Stringfellow LLC or any other Affiliated Sub-Adviser.

Sub-Advisers identified above were, selected and approved by the Board, including a majority of the Independent Trustees. In the future, the Adviser may employ multiple Sub-Advisers for one or more of the Series. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Subadvised Series allocated to each of them.
     The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Adviser, and make recommendations to the Board as needed.
     The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and place orders with brokers or dealers that they select. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Adviser to maintain the relevant Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Subadvised Series’ investments and will provide periodic reports to the Adviser and the Board. The Sub-Advisers also will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Series. If the name of any Subadvised Series contains the name of a Sub-Adviser, the name of the Adviser or the name of the entity controlling, controlled by, or under common control with the Adviser that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by them, will precede the name of the Sub-Adviser.

     Each Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement (i) precisely describes the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Series; (ii) provides that it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (iii) provides that it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the Subadvised Series on not more than sixty (60) days written notice; and (iv) provides that it will automatically terminate in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested herein to the Applicants.
     Pursuant to the Sub-Advisory Agreements, the Adviser pays the Sub-Advisers a fee based on the percentage of assets overseen by the Sub-Advisers. Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Series. Neither the Trust nor any Series is responsible for paying sub-advisory fees to any Sub-Adviser. The Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the Advisory Agreement.

III. REQUEST FOR EXEMPTIVE RELIEF
     Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
     Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Subadvised Series. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-Advisory Agreements are made, but approval by shareholders of the applicable Subadvised Series will not be sought or obtained.6
     If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Series, including that it will: (i) precisely describe the compensation to be paid by the Adviser to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its original approval so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the applicable Subadvised Series

[6]	The requested relief set forth in this Application will not extend to affiliated Sub-Advisers.

on not more than sixty (60) days written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.
IV. APPLICABLE LAW AND DISCUSSION
     A. Shareholder Vote
          i. Applicable Law
     Section 15(a) of the 1940 Act provides, in relevant part, that it shall be unlawful for “any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted ... to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”
     Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who pursuant to a contract with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, Sub-Advisers are deemed to be within the statutory definition of an

“investment adviser” and the Sub-Advisory Agreements between the Adviser and each Sub-Adviser are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.
     Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 thereunder require a majority of the outstanding voting securities of a Subadvised Series to approve a Sub-Advisory Agreement whenever the Adviser proposes to the Board to hire a new Sub-Adviser to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.
     For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting the Applicants, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and any Subadvised Series to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement. Applicants believe that the requested exemptions are necessary or appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.
          ii. Discussion
     Applicants seek relief to permit the Subadvised Series and/or the Adviser to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (i) the Adviser either operates or intends to operate each Subadvised Series in a manner that is different from that of conventional investment companies; (ii) the relief will benefit shareholders by enabling each Subadvised Series to operate in a less costly and more efficient manner; and (iii) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
               a. Necessary or Appropriate in the Public Interest
     In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Series, the Adviser will not normally make the day-to-day investment decisions for the Subadvised Series. Instead, the Adviser will establish an investment program for each Subadvised Series and select, supervise, and evaluate the Sub-Advisers who make the day-to-day investment decisions for each Subadvised Series. This is a service that the Adviser believes will add value to the investment of each Subadvised Series’ shareholders because the Adviser will be able to select those Sub-Advisers best suited to manage a particular Subadvised Series in light of the Subadvised Series’ strategies and the market sectors in which it invests.
     From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Series. Applicants believe that shareholders will look to the

Adviser when they have questions or concerns about a Subadvised Series’ management or investment performance, and will expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Subadvised Series’ investment objective. Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate each Sub-Adviser out of the investment management fee that the Adviser will receive from the relevant Subadvised Series. Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Series’ shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Subadvised Series when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.
     In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by the Trust on behalf of one of its Series, shareholders of that Subadvised Series would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Series would be required to approve the change. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval requires the affected Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Subadvised Series and its shareholders.
     Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate and in the interest of the Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. The Trust is not required to hold annual shareholder meetings. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Subadvised Series and its shareholders. Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Adviser that is unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Trust and the Subadvised Series — the affected Subadvised Series may be forced to operate without a Sub-Adviser or with less than an optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Subadvised Series.

               b. Consistent with the Protection of Investors
     Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers. Within this multi-manager structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-adviser than are individual shareholders.
     In evaluating the services that a Sub-Adviser will provide to a Subadvised Series, the Adviser considers certain information, including, but not limited to, the following:
i.	the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;

ii.	a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Sub-Adviser to attract and retain capable personnel;

iii.	reports setting forth the financial condition and stability of the Sub-Adviser; and

iv.	reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.
     In addition, the Adviser and the Board consider the reasonableness of the Sub-Adviser’s compensation with respect to each Subadvised Series for which the Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Subadvised Series, and the Sub-Adviser’s fee is payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Series. Accordingly, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:
i.	a description of the proposed method of computing the fees and possible alternative fee arrangements;

ii.	comparisons of the proposed fees to be paid by each applicable Subadvised Series with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

iii.	data with respect to the projected expense ratios of each applicable Subadvised Series and comparisons with other mutual funds of comparable size and strategy.
     If the relief requested is granted, shareholders of a Subadvised Series will receive adequate information about the Sub-Advisers. The prospectus and statement of additional information (“SAI”) for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Subadvised Series (except as modified to permit Aggregate Fee Disclosure as defined in this Application). If a new Sub-Adviser is retained or a Sub-Advisory Agreement materially amended, the affected Subadvised Series’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the Securities Act of 1933, as amended. If a new Sub-Adviser is appointed, the affected Subadvised Series would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure, within ninety (90) days of the date that the new Sub-Adviser is appointed. Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Exchange Act. In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser provides no more meaningful information to shareholders than the proposed Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.
               c. Consistent with the Policy and Provisions of the 1940 Act
     Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.7 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should

[7]	See Section 1(b)(6) of the 1940 Act.

be approved by shareholders.8 The relief sought in this Application is fully consistent with this public policy.
     The Advisory Agreement for each Subadvised Series and Sub-Advisory Agreements with Affiliated Sub-Advisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Series will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Series, and, if the requested relief is granted, that the Adviser may hire or change Sub-Advisers for the Subadvised Series, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the relevant Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if shareholders of a Subadvised Series are dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholders may exchange their shares for those of another Series or may redeem their shares.

[8]	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

     B. Disclosure of Sub-Advisers’ Fees
          i. Applicable Law
     Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser... under the investment advisory contract for the last three fiscal years.”
     Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to a Sub-Adviser in connection with a Sub-Advisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory contract, or establishing or increasing advisory fees.
     Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statements information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to a Sub-Adviser, the nature of the Sub-Adviser’s affiliations, if any, with the Adviser, and the name of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Adviser.
     For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers; and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that the Adviser pays to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a), (b) and (c) of Regulation S-X. For a Subadvised Series that employs an Affiliated Sub-Adviser, the Subadvised Series will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.

          ii. Discussion
     Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Series using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Subadvised Series to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.
     As noted above, the Adviser intends to operate the Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Adviser to manage the Subadvised Series’ assets by evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Subadvised Series among Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Series. Pursuant to the relevant Sub-Advisory Agreement, the Adviser compensates a Sub-Adviser from the amount of advisory fees due to the Adviser. Disclosure of the individual fees that the Adviser pays to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Sub-Adviser. Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Series to be told the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.9
     The requested relief would benefit shareholders of the Subadvised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount.

[9]	The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAl, among other matters, a description of the structure of, and the method used to determine, the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the SAl will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.
     C. Precedent
     Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., Northern Lights Fund Trust, et al., Investment Company Act Release Nos. 29208 (April 26, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights II”); Lincoln Variable Insurance Products Trust, et al., Investment Company Act Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order) (“Lincoln”); Cash Account Trust, et al., Investment Company Act Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order) (“Cash Account”); Strategic Funds, Inc., et al., Investment Company Act Release Nos. 29064 (November 30, 2009) (notice) and 29097 (December 23, 2009) (order) (“Strategic Funds”); Members Mutual Funds, et al., Investment Company Act Release Nos. 29062 (November 23, 2009) (notice) and 29096 (December 22, 2009) (order); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order) (“Grail”); AdvisorOne Funds and CLS Investments, LLC, Investment Company Act Release Nos. 28894 (August 31, 2009) (notice) and 28932 (September 28, 2009) (order); GE Funds, et al., Investment Company Act Release Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order) (“GE Funds”); Embarcadero Funds, Inc., et al., Investment Company Act Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”); Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen Asset

Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order) (“Aberdeen”); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights I”); Trust for Professional Managers. et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order); Forum Funds, et al., Investment Company Act Release Nos. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order) (“Forum Funds”); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (notice) and 27200 (December 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order);

SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series”); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).
     Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Northern Lights II, Lincoln, Cash Account, Strategic Funds, Grail, GE Funds, Embarcadero, Trust for Professional Managers II, Aberdeen, Unified, Northern Lights I, Trust for Professional Managers I, Forum Funds, Atlas, JNL Series, Oppenheimer, and AB Funds Trust.
V. CONDITIONS
     Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.	Before a Subadvised Series may rely on the order requested herein, the operation of the Subadvised Series in the manner described in this Application will be approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Series’ shares are offered to the public.

2.	The prospectus for each Subadvised Series will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Series will hold itself out to the public as employing a multi-manager structure as described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.	Within ninety (90) days of the hiring of a new Sub-Adviser, shareholders of the relevant Subadvised Series will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of a new Sub-Adviser. To meet this obligation, the Subadvised Series will provide shareholders within ninety (90) days of the hiring of a new Sub-Adviser an Information Statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.	The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Series.

5.	At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.	Whenever a Sub-Adviser change is proposed for a Subadvised Series with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

8.	Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

10.	The Adviser will provide general management services to each Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets, and subject to review and approval of the Board, will (i) set the Subadvised Series’ overall investment strategies; (ii) evaluate, select, and recommend Sub-Advisers to manage all or a portion of the Subadvised Series’ assets; (iii) allocate and, when appropriate, reallocate the Subadvised Series’ assets among Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers’ performance; and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Subadvised Series’ investment objective, policies and restrictions.

11.	No Trustee or officer of the Trust or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.	Each Subadvised Series will disclose in its registration statement the Aggregate Fee Disclosure.

13.	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VI. PROCEDURAL MATTERS
     All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.
     Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is:
BB&T FUNDS
434 Fayetteville Street Mall, 5th Floor
Raleigh, North Carolina 27601
STERLING CAPITAL MANAGEMENT, LLC
Two Morrocroft Centre
4064 Colony Road, Suite 300
Charlotte, NC 28211
     All written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.
     Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
VII. CONCLUSION
     For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

BB&T FUNDS
By:	/s/ E.G. Purcell, III
	Name:	E.G. Purcell, III
	Title:	President

STERLING CAPITAL MANAGEMENT LLC
By:	/s/ Alexander W. McAlister
	Name:	Alexander W. McAlister
	Title:	Chief Executive Officer

EXHIBITS TO APPLICATION
     The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

Exhibit A-1
CERTIFICATION
     The undersigned hereby certifies that he is the duly elected President of BB&T Funds (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and bylaws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust adopted the following votes at meetings duly called and held on September 2, 2004 and August 24, 2010, respectively, in accordance with the bylaws of the Trust:
     RESOLVED, that the Board of Trustees of BB&T Funds (the “Trust”) hereby authorizes and directs the proper officers of the Trust to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from the provisions of Section 15(a) of the 1940 Act and from Rule 18f-2 thereunder, and other requirements of the 1940 Act, the Securities Act of 1933, and the Securities and Exchange Act of 1934, to permit the Trust and each series thereof to change the sub-advisers without shareholder approval; and
     FURTHER RESOLVED, that the Board of Trustees of the Trust hereby authorizes and directs the proper officers of the Trust to take such other action and execute such other documents as they may deem necessary or advisable, upon advice of counsel, to effect the foregoing resolution.

     RESOLVED, that the Board of Trustees of BB&T Funds (the “Trust”) hereby authorizes and directs the proper officers of the Trust, with such assistance from the Trust’s legal counsel or others as may be required, to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and certain disclosure requirements under various rules and forms, to, among other things, hire and fire sub-advisers and amend sub-advisory contracts on behalf of each series of the Trust without shareholder approval; and
     FURTHER RESOLVED, that the Board of Trustees of the Trust hereby authorizes and directs the prior officers of the Trust to take such other action and execute such other documents as they may deem necessary or advisable, upon advice of counsel, to effect the foregoing resolution.

Dated: October 15, 2010

By:	/s/ E.G. Purcell, III
	Name:	E.G. Purcell, III
	Title:	President

Exhibit A-2
CERTIFICATION
     The undersigned hereby certifies that he is the Chief Executive Officer of Sterling Capital Management LLC (“Sterling Capital”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of Sterling Capital have been taken and the person signing and filing the Application on behalf of Sterling Capital is fully authorized to do so; and that the Board of Managers of Sterling Capital adopted the following votes pursuant to written consent, in accordance with the organizational documents of Sterling Capital:
RESOLVED, that appropriate personnel be directed to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from the provisions of Section 15(a) of the 1940 Act and from Rule 18f-2 thereunder, and other requirements of the 1940 Act, the Securities Act of 1933, and the Securities Exchange Act of 1934, to permit BB&T Funds and each series thereof and any other existing or future registered open-end management investment company that is advised by the Company to change sub-advisers without shareholder approval; and
FURTHER RESOLVED, that such appropriate personnel are authorized and directed to take such other action and execute such other documents as they may deem necessary or advisable, upon advice of counsel, to effect the foregoing resolution.
Dated: October 15, 2010

By:	/s/ Alexander W. McAlister
	Name:	Alexander W. McAlister
	Title:	Chief Executive Officer

Exhibit B-1
VERIFICATION
The undersigned states that he has duly executed the attached application dated October 15, 2010 for and on behalf of BB&T Funds (the “Trust”); that he is the President of the Trust; and that all actions by shareholders and Trustees necessary to authorize the undersigned to execute and such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Dated: October 15, 2010

By:	/s/ E. G. Purcell, III
	Name:	E.G. Purcell, III
	Title:	President

Exhibit B-2
VERIFICATION
The undersigned states that he has duly executed the attached application dated October 15, 2010 for and on behalf of Sterling Capital Management LLC (“Sterling Capital”), that he is the Chief Executive Officer of Sterling Capital; and that all actions by shareholders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Dated: October 15, 2010

By:	/s/ Alexander W. McAlister
	Name:	Alexander W. McAlister
	Title:	Chief Executive Officer